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invesco.com/ETFs
April 23, 2021
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Invesco Exchange-Traded Fund Trust
1933 Act Registration No. 333-102228
1940 Act Registration No. 811-21265
Dear Sir or Madam:
On behalf of Invesco Exchange-Traded Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 485(a)(1) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 287 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to reflect changes to the investment objective, principal investment strategy, index provider and underlying index of the Invesco Financial Preferred ETF, a series of the Trust .
Please send copies of all correspondence with respect to this Amendment to me at Anita.Defrank@invesco.com or contact me at (630) 684-5902.
Very truly yours,
/s/ Anita De Frank
Anita De Frank, Counsel